SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 17, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	Joseph Villalta
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	+1-646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ThaiLin TO PURCHASE ChipMOS SHARES - A SHARE BUYBCK PROGRAM

Hsinchu, Taiwan, November 17, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced that on November 14, 2008, the Board of the Company approved a stock purchase plan in conjunction with ThaiLin Semiconductor Corp. (“ThaiLin”), a subsidiary 41.2% owned by the Company’s wholly owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”). The stock purchase plan will acquire IMOS shares in accordance with the requirements of Rule 10b-5-(c)(1) and Rule 10b-18 under the Securities Exchange Act of 1934, as amended with a maximum purchase amount of US$3 million to be held by ThaiLin for investment purposes. The stock repurchase plan was also approved by the ThaiLin Board on November 15, 2008 and will be implemented with only one designated broker/dealer.

Separately, the chairman and chief executive officer of the Company, Mr. Shih-Jye Cheng, will purchase US$500 thousand of IMOS shares pursuant to 10b5-1 share purchase program with a designated broker/dealer.

Additionally, the board of the Company also conditionally approved a request from Siliconware Precision Industries Co., Ltd. (“SPIL”) (TAIEX: 2325; Nasdaq: SPIL) to exercise a registration right for SPIL’s entire holding of company shares (12,174,998 shares) pursuant to a March 27, 2007 registration rights agreement with the Company. The Company believes it is possible that other registration rights holders may also wish to participate in the shelf registration undertaken at SPIL’s request and will accommodate additional registration rights requests. The Board’s approval of a shelf registration was conditioned upon an agreement with SPIL and any other registrants to refrain from any share distribution during the ThaiLin share purchase program so as to avoid conflict with relevant SEC regulations and safe harbor provisions.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.